Exhibit 99.88

RIO ALTO ANNOUNCES SENIOR MANAGEMENT APPOINTMENT

For Immediate Release	December 7, 2010

Rio Alto Mining Limited (“Rio Alto”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that Mr. Paul Tweddle has been appointed as Vice President of Planning/Risk Management of the Company.

Mr. Tweddle brings extensive knowledge and experience from various sectors of the mining and metals industry. Most recently, he assisted in the evaluation and acquisition of mining operations as well as serving on the investment management committee of LW Funds’ Natural Resource Fund, specializing in identifying mining investment opportunities. Prior to working in the mining sector, Mr. Tweddle was the Global Macro Strategist at Dunheath Capital, a macro hedge fund specialized in commodities with a metals focus. He has also worked as a physical base and precious metals trader, a risk manager at a copper semi manufacturer, and a trader of futures and options on both precious and base metals. Mr. Tweddle holds an MBA from the Yale School of Management and a Bachelor's Degree in Business Administration with a major in Accounting and Finance from the University of Washington.

Anthony Hawkshaw, CFO commented that “Paul’s extensive network within the Latin American and New York financial communities, his North and South American mining and metals industry experience, and his financial analysis and planning skills will help Rio Alto make the transition from a gold mine developer to producer over the coming months. He will also make important contributions to the upcoming feasibility study for the La Arena copper sulphide deposit. We are especially pleased that he is joining our Peruvian management team.”

Rio Alto also announces that it has granted stock options to Mr. Tweddle to acquire a total of 250,000 common shares pursuant to the terms of its stock option plan. These options are exercisable at $2.00 per common share.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED
Anthony Hawkshaw
Director and Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com